AutoChina International Limited Signs Definitive Agreement to Sell
Chinese Consumer Auto Dealership Business for Approximately $68.8
Million

Net Proceeds of Transaction Expected to be Utilized to Substantially Accelerate
Expansion of Commercial Vehicle Finance Business in China

BEIJING, June 16, 2009 (GLOBE NEWSWIRE) -- AutoChina International Limited ("AutoChina" or the "Company") (formerly Spring Creek Acquisition Corp.) (OTCBB:AUCLF) (OTCBB:AUCWF) (OTCBB:AUCUF), a leading one-stop commercial vehicle financing and passenger automobile sales company in China, today announced that it has entered into a definitive agreement to sell its consumer auto dealership business to Xinjiang Guanghui Industry Investment (Group) Co. for a cash payment of approximately $68.8 million (RMB470 million). The final amount of the cash payment will be calculated at June 30, 2009, and will be subject to PRC audit. Closing of the transaction, which is subject to customary conditions, is expected to occur by September 30, 2009.

The Company expects to utilize the net proceeds from the sale to expand AutoChina's commercial vehicle sales and financing business, which is already among the leaders in the industry in China. The Company expects to report a pre-tax gain of approximately $11.7 million (approximately RMB80 million) from this transaction.

AutoChina's Chairman and CEO, Mr. Yong Hui Li, noted, "We believe this transaction, which is at a premium to AutoChina's net asset value, represents a compelling opportunity to drive long-term value for our stockholders, customers and employees. Although we expect to initially generate lower revenues following the sale of the dealership business, we believe that the commercial vehicle business model that we have created provides a significant platform for growth, and this capital will allow for our Company to accelerate this process. Since entering the commercial vehicle sales and financing business in March 2008, we have achieved significant national scale and a leading market position via the opening of 105 branches through the first six months of 2009. The Company expects to open an additional 45 branches by the end of 2009. The proceeds from this sale, coupled with our existing cash position, should also allow AutoChina to substantially improve the profit margins of the commercial segment by allowing the Company to internally fund vehicle purchases instead of using external borrowings. After closing this transaction, we expect gross margins of the Company to improve from current levels of approximately 4 - 7% to approximately 15 - 20% by the end of 2009."

The Company's commercial vehicle sales and financing business sells and finances commercial vehicles and provides services to purchasers of vehicles such as obtaining permits and insurance. This business segment generated $34.1 million of revenues for the year ended December 31, 2008.

The Company's consumer auto dealership business offers sales, repair, parts and after-sales services to individual new car buyers through a network of 25 locally-branded dealerships throughout mainland China. This business segment generated total sales of $406.5 million for the year ended December 31, 2008. Xinjiang Guanghui Industry Investment (Group) Co., Ltd. was established in 1989.

Selected Operating Metrics
Year Ended December 31, 2008
($ in 000s)

	Consumer Auto Dealership	Commercial Sales and Financing
Employees	700	900
Locations	25 Auto Dealerships	105 finance branches

Revenues
Vehicle Sales	$365,916	$34,059
Parts and Services	$40,218

See the Company's filings with the SEC (available at www.sec.gov without charge) for additional information.

About AutoChina International Limited:

AutoChina International Limited (OTCBB:AUCLF) (OTCBB:AUCWF) (OTCBB:AUCUF), is a leading one-stop commercial auto sales and financing and passenger auto sales company in China. AutoChina's operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which theCompany is engaged;
•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the automobile industry;
•	The Company's ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	Whether the transaction to sell the automobile dealership business is consummated;
•	General economic conditions; and
•	Other relevant risks detailed in the Company's filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT:	The Equity Group Inc. Investor Relations: Adam Prior, Vice President (212) 836-9606 aprior@equityny.com